Bardi Co., LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).